UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q3 2018 Investor Presentation

Item 1

Q 3 2018 Results Raviv Zoller, President & CEO November 1 , 2018

Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . ( “ ICL ” or “ Company ” ) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL ’ s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2017 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted operating income, Adjusted EBITDA and Adjusted net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 3 2018 press release for the quarter ended September 30 , 2018 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2 Important Legal Notes

3 Q3 2018 Highlights Sequential sales were flat as a result of lower potash sales volumes due to the late signing of supply contracts with customers in India and China Operating income up by 9%. Net income up by 54% Operating income excluding divested businesses (1) increased by 43% driven by continuous positive business momentum EPS was 10 cents compared to 7 cents in Q3 2017 and 8 cents in Q2 2018 Focus on cash flow generation resulted in 11% growth of operating cash flow compared to Q3 2017, despite divestments Dividend distribution for Q3 increased by 20% to 5.1 cents/share, implying an annualized dividend yield of ~ 3.5% (2) See appendix and Q3 2018 6 - K for a reconciliation of Adjusted operating income to operating income and Adjusted net income to ne t income (1) See reconciliation table in the appendix (2) Based on a share price of $5.74 as of Oct 30, 2018

4 Continued Strong Performance $ millions Q2 18 Q 3 18 Q3 17 % change Sales 1,371 1,371 1,440 (5)% Sales pro - forma (2) 1,362 1,371 1,280 7% (1) Adjusted operating income and adjusted net income are non - GAAP financial measures. See appendix and Q3 2018 6 - k for a reconciliation. (2) Pro - forma figures are excluding the results of divested businesses of Fire Safety and Oil Additives (divested in Q1 2018) and of Rovita (divested in Q2 2018) Operating income reported 172 196 180 9% Operating income adjusted (1) 188 200 215 (7)% Operating income Adj. (1) Pro - forma (2) 190 200 140 43% Net income reported 101 129 84 54% Net income adjusted (1) 113 134 115 17% Net income Adj. (1) Pro - forma (2) 115 134 70 91% Operating cash flow 164 196 176 11% Net debt 2,267 2,205 3,264 (32)%

Industrial Products Business Performance

SALES[(1)]



$ millions
+13%
289
328
Q3 2017
Q3 2018

SEGMENT PROFIT[(2)]



+23%
77
95
Q3 2017
Q3 2018

- ✓ **Another strong quarter** driven by higher prices and sales volumes
- ✓ **Strong sales of clear brine fluids carried forward into Q3** driven by demand from the oil and gas industry
- ✓ **Bromine and phosphorus based flame retardants sales benefitted** from environmental-related regulatory pressure in China and raw material shortage among competitors

(1) Including inter-segment sales, (2) excluding G&A, unallocated expenses

5

Potash Business Performance

SALES[(1)]


$ millions
+10%
372
409
Q3 2017
Q3 2018

SEGMENT PROFIT[(2)]


+49%
65
97
Q3 2017
Q3 2018

- ✓ **Tight market conditions** reflected in higher than expected increase in contract prices and a continuous upward trend in spot prices
- ✓ **Lower sales volumes** due to the delay in signing of supply contracts with China and India
- ✓ **Average realized price[(3)] up** by 22% to $287/tonne
- ✓ ICL Boulby (UK) discontinued potash mining and commenced transition into exclusive Polysulphate products

(1) Including inter-segment sales (2) excluding G&A, unallocated expenses
(3) Average realized price calculated by dividing total potash revenues by total sales quantities. See Q3 2018 6-k for more details

6

53 63 511 530 Phosphate Solutions Business Performance x Consolidation of commodity and specialty business on track . Focus on value chain optimization and strategy execution continues x Performance improved significantly with an 11% sequential growth in operating income, as our global organization benefits from favorable market conditions x Sulphur prices continued to rise (1) Including inter - segment sales (2) excluding G&A, unallocated expenses SALES (1) SEGMENT PROFIT (2) +4% +19% 7 Q3 2017 Q3 2017 Q3 2018 Q3 2018 $ millions * * * Excludes businesses divested during 2018

8 x Realigning the business for future growth including sales, marketing, logistics and digital infrastructure, and customer base optimization x A clear and defined seasonality impacts results, with the second half of the year performing weaker than the first half x Despite intentional sales reduction in Turkey due to currency crisis, the segment’s YTD performance is on track. (1) Including inter - segment sales, (2) excluding G&A, unallocated expenses IAS Business Performance 154 161 9 7 SALES (1) SEGMENT PROFIT (2) $ millions +5% - 22% Q3 2017 Q3 2017 Q3 2018 Q3 2018

CHINA BROMINE (1) PRICE DEVELOPMENT 80 85 90 95 100 105 500 550 600 650 700 750 800 850 2600 3100 3600 4100 4600 5100 170 190 210 230 250 270 290 9 Favorable Market Pricing Trends WHITE PHOSPHORIC ACID PRICE INDEX (2) US$/TONNE (1) Source: Bloomberg (2) Global price index for Food Grade White Phosphoric Acid, from ICL internal sources. Prices are indexed to Q 1 2015 average (3) Source: CRU ICL’S AVG. FOB POTASH PRICE DEVELOPMENT PHOSPHORIC ACID CFR INDIA (3) PRICE DEVELOPMENT US$/TONNE US$/TONNE %

Kobi Altman, CFO

11 Sequential Performance Improvement 8 9 10 Q1 2018 Q2 2018 Q3 2018 36 164 196 Q1 2018 Q2 2018 Q3 2018 ADJUSTED EPS CENTS/SHARE OPERATING CASH FLOW US$ MILLION 52 56 66 Q1 2018 Q2 2018 Q3 2018 QUARTERLY DIVIDEND PAYOUT US$ MILLION

12 Another Quarter of Positive Contribution to Sales from All Segments $ millions 1,440 1,280 1,371 160 39 37 19 7 11 Numbers may not add due to rounding and set offs.

13 Solid Operating Income Performance Despite Divestments See Q3 2018 6 - K for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs. * Pro - forma excluding contribution of $75 million of divested businesses $ millions 215 140 200 75 18 32 11 2 1

14 Cash flow Development See Q3 2018 6 - k for a detailed cash flow statement (unaudited) and reconciliation of Adjusted net income to net income income $ millions Q3 18 Q2 18 Q3 17 Net income 134 113 115 Depreciation, amortization Other adjustments to net income 94 75 105 9 97 (18) Change in Working capital (107) (63) (18) Net cash provided by operating activities 196 164 176 Capex (145) (121) (98) Free cash Flow 51 43 78

15 Q 3 2018 Key Takeaways STRONG PERFORMANCE IMPROVING BUSINESS ENVIRONMENT CONTINUOUS EXECUTION OF OUR VALUE - FOCUSED STRATEGY

16 On the Verge of a Tipping Point… DEBT OPTIMIZATION Providing financial flexibility to execute strategy SHARE OVERHANG REMOVED Nutrien successfully sold its ~ 14% stake to a group of Israeli and foreign institutional investors IMPROVING MARKET CONDITIONS Higher commodity prices, demand growth and tight supply ALIGNED ORGANIZATION New long - term labor contracts, streamlining organization, smooth transition of new CEO POSITIVE BUSINESS MOMENTUM Q2 2018 continued strong performance, margin expansion and successful value - oriented initiatives in specialty businesses GROWTH STRATEGY Enhance market leadership and capture growth throughout our businesses QUESTIONS?

APPENDIX

18 Q 3 2018 SALES Q3 2018 ADJUSTED OPERATING INCOME Sales and Operating Income Analysis See Q3 2018 6 - k for a reconciliation of adjusted operating income to operating income. Numbers may not add due to rounding and set offs. $ millions 1,440 1,280 1,371 160 130 33 6 215 140 200 75 130 3 8 16 18 31 $ millions

19 Industrial Products Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions 289 328 20 19 77 95 19 6 2 5 $ millions

20 Potash Sales and Segment Profit Analysis Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs SEGMENT SALES SEGMENT PROFIT $ millions 372 409 54 15 2 65 97 54 1 9 14 $ millions

21 Phosphate Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions 520 511 530 9 52 6 27 52 53 63 1 52 2 3 9 11 21 $ millions

22 Innovative Ag Solutions Sales and Segment Profit Analysis SEGMENT SALES SEGMENT PROFIT Excluding G&A and unallocated expenses Numbers may not add due to rounding and set offs $ millions 9 7 3 1 3 3 154 161 4 3 $ millions

23 Effective Tax Rate $ millions Q3 18 FY2017 Adjusted income before tax (1) 179 528 Normalized tax rate (including resource tax) 23% 25% Normalized tax expenses 42 136 Carryforward losses not recorded for tax purposes 4 19 Sub - Total 46 155 Sub - Total - % 26% 29% Other items (mainly exchange rate impact) 1 1 Adjusted income tax 47 156 Actual Effective tax rate 26% 30% (1) See calculation in the appendix of this presentation

24 Reconciliation Tables Calculation of Adjusted income before tax ($ millions) Q3 18 FY2017 Adjusted operating income 200 652 Finance expenses (23) (124) Share in earnings (losses) of equity - accounted investees and adjustments to financial expenses 2 - Adjusted income before tax 179 528 Calculation of Pro - forma Adjusted operating income ($ millions) Q3 18 Q3 17 Operating income 196 180 Adjustments (1) 4 35 Adjusted operating income 200 215 Divested businesses’ profit - (75) Pro - forma Adjusted operating income 200 140 See Q3 2018 6 - K for a reconciliation of adjusted operating income to operating income and adjusted net income to net income. (1) See detailed reconciliation table in the Q3 2018 6 - K Calculation of Pro - forma Adjusted net income ($ millions) Q3 18 Q3 17 Net income 129 84 Adjustments (1) 5 31 Divested businesses’ operating income - (75) Allocated tax and finance expenses for divested businesses - 30 Pro - forma Adjusted net income 134 70

25 Non - GAAP Financial Measures We disclose in this Quarterly Report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders , adjusted EBITDA and free cash flow . Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity - accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow” . You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies . However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company’s results of operations . This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: November 1, 2018